Exhibit 99.4

23121 NetEase VIF Proof 4

Annual General Meeting of NetEase, Inc.

Date: June 15, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
PROPOSAL NO. 1: As an ordinary resolution, re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with NetEase, Inc.'s ("NetEase" or the "Company") Memorandum and Articles of Association:			
1a William Lei Ding	☐	☐	☐
1b Grace Hui Tang	☐	☐	☐
1c Alice Yu-Fen Cheng	☐	☐	☐
1d Joseph Tze Kay Tong	☐	☐	☐
1e Michael Man Kit Leung	☐	☐	☐
PROPOSAL NO. 2: As an ordinary resolution, ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of NetEase, for the fiscal year ending December 31, 2023 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively.	☐	☐	☐
PROPOSAL NO. 3: As a special resolution, amend and restate the Company's Amended and Restated Memorandum and Articles of Association in effect, as adopted by special resolution passed on June 23, 2021, by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association which are annexed to the accompanying Proxy Statement for the purposes of, among others, (i) bringing the existing Articles of Association in line with applicable amendments made to Appendix 3 to the Hong Kong Listing Rules, and (ii) making other modifications and updates, as set forth in the Proxy Statement.	☐	☐	☐
PROPOSAL NO. 4: As an ordinary resolution, approve the Company's Amended and Restated 2019 Share Incentive Plan which is annexed to the accompanying Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of NetEase, Inc.
to be held on June 15, 2023
For Holders as of May 16, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York Time on June 7, 2023.

A copy of NetEase's 2022 annual report is available at http://ir.netease.com. If you wish to receive a paper or email copy of NetEase's 2022 annual report, you may request a copy by emailing ir@service.netease.com.

PROXY TABULATOR FOR

NETEASE, INC.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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23121 NetEase VIF.indd 1 4/27/2023 10:36:12 AM

23121 NetEase VIF Proof 4 NETEASE, INC. (the “Company”) Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on June 7, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 16, 2023 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on June 15, 2023 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR NETEASE, INC. P.O. Box 8016 CARY, NC 27512-9903 23121 NetEase VIF.indd 2 4/27/2023 10:36:12 AM